Richard B. Raymer
Partner
(416) 367-7388
FAX (416) 367-7371
raymer.richard@dorsey.com

August 10, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

Attention: Irene Paik
Assistant Director
Division of Corporate Finance

Re:	IntelGenx Technologies Corp.
Post-Effective Amendment No. 8 to Form S-1
Filed August 2, 2017
File No. 333-190065

Ladies and Gentlemen:

Set forth below, on behalf of our client IntelGenx Technologies Corp. (the “Company”), we hereby transmit via EDGAR the following response on a supplemental basis as requested during a telephone conversation between Irene Paik and our outside counsel, Richard Raymer of Dorsey & Whitney, LLP.

On December 3, 2013, the Company filed an amended registration statement (the “Registration Statement”) on Form S-1, registration number 333-190065, which was declared effective by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 11, 2013. The Registration Statement registered the sale of 11,538,462 units(the “Units”), each of which consists of one share of common stock (the “Common Stock”) of the Company and one common stock purchase warrant (the “Warrants”) exercisable to purchase one share of Common Stock at an exercise price of $0.5646 per share. Outstanding warrants remain exercisable until December 15, 2018.

In connection with the sale of the Units, the Company agreed for the benefit of investors to maintain effectiveness of the Registration Statement until expiration of the Warrants in order to permit the issuance of unrestricted Common Shares upon exercise of the Warrants. In light of this undertaking, the Company has filed post-effective amendments to the Registration Statement each year subsequent to effectiveness.

Due to an internal misunderstanding, the Company did not file a post-effective amendment to the Registration Statement until after its audited financial statements for the fiscal year ended December 31, 2015 had become “stale” under applicable rules. Upon clarifying the misunderstanding which prompted the delay in filing, the Company immediately filed post-effective amendment No. 7 and subsequently post-effective amendment No. 8 (the “Post-Effective Amendment”) to the Registration Statement.

U.S. Securities and Exchange Commission
August 10, 2017

Between May 15, 2017, the date on which the Company’s financial statements for the year ended December 31, 2015 became stale, and the filing of the Post-Effective Amendment, the Company mistakenly processed seven warrant exercises for one Warrant holder and one warrant exercise each for two additional Warrant holders. Exercises occurred June 20, 2017, June 22, 2017, June 27, 2017, June 28, 2017, June 29, 2017 and July 5 2017. In total 1,330,000 warrants were exercised, resulting in the issuance of 1,330,000 Common Shares (the “Warrant Shares”), of which 1,250,000 were exercised by one Warrant holder. The Company understands that as of the date of this letter all but 61,000 Warrant Shares have been sold in the market at a price well in excess of the Warrant exercise price, as the market price for common shares of the Company traded between $0.78 and $1.09 during and following the period in which the exercises occurred.

Because warrant holders sold 1,230,000 Warrant Shares at a profit, and the remaining 61,000 Warrant Shares represent a small number of shares which can currently be sold well in excess of the exercise price, the Company does not believe it would be appropriate to conduct a rescission offer for the Warrant Shares. Additionally, the Company has concluded that the Company’s total liability in connection with claims for rescission under Section 12(a)(1) of the Securities Act would not have a material impact on the Company’s operations, financial condition or cash flows. In the event the Company was to make a rescission offer for the remaining unsold Warrant Shares, the Company would face a maximum expense of $39,951.10 including applicable interest charges. With respect to monetary fines or other regulatory sanctions, the Company does not expect any monetary sanctions imposed upon it because it mistakenly processed exercise of the Warrant Shares.

During the period during which the Warrant Shares were issued, the Company has filed in a timely manner all required periodic and current reports. Furthermore, since April 28, 2006, the date on which the current business was acquired and the current management team was established, the Company has made no late periodic or current filings and has addressed compliance diligently and seriously.

In addition to the analyses discussed above, after the Company discovered that it had mistakenly processed exercise of Warrants at a time when the Registration Statement was not effective, the Company implemented additional controls to ensure that such an occurrence would be prevented in the future.

* * * * *

U.S. Securities and Exchange Commission
August 10, 2017

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 367-7388. You also may contact the undersigned by email at raymer.richard@dorsey.com.

Yours truly,

/s/ Richard B. Raymer
Richard B. Raymer